UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Wessex House, 5th Floor

45 Reid Street

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes   ☐             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes   ☐             No    ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE REGISTRANT:

REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213781) ORIGINALLY FILED WITH THE SEC ON SEPTEMBER 26, 2016

EXHIBITS.

Exhibit Number	Exhibit Description
1.1	Underwriting Agreement, dated December 1, 2016, among Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC and Citigroup Global Markets Inc. and Barclays Capital Inc., as representatives of the several underwriters named therein
5.1	Opinion of Watson Farley & Williams LLP as to the validity of the securities
8.1	Opinion of Vinson & Elkins L.L.P. as to certain U.S. federal tax matters
8.2	Opinion of Watson Farley & Williams LLP as to certain Marshall Islands tax matters
8.3	Opinion of Advokatfirmaet Thommessen AS as to certain Norway tax matters
8.4	Opinion of Vinson & Elkins R.L.L.P. as to certain United Kingdom tax matters
99.1	Press release of the Partnership, dated December 1, 2016

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP

Date: December 7, 2016

	By:	/s/ Richard Tyrrell
		Name:	Richard Tyrrell
		Title:	Chief Executive Officer and Chief Financial Officer

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